

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2016

Jeffrey Holtmeier
Chief Executive Officer
Rx Investor Value Corporation
5027 Madison Road
Cincinnati, OH 45227

> **Re:** **Healthwarehouse.com, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 17, 2016 by Rx Investor Value Corporation, et. al.**
> **File No. 000-13117**

Dear Mr. Holtmeier:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy on Schedule 14A

General

1. We note your response to prior comment 1. As noted in our letter dated August 16, 2016, the prior examples were exhaustive. Please provide us with the factual foundation for or delete the following statements in order to comply with Rule 14a-9:

   - "[t]he board has not held management accountable" pages 2 and 10;
   - "[t]he current senior lender is functioning as an insider to the company's financial detriment" page 9;
   - "[t]his type of subservient action by the board to the senior lender is not only highly unusual but unsettling to shareholders as the company's bank account is in perpetual jeopardy" page 10; and
   - "[t]his act is in total disconnect from the board maintaining its fiduciary duty," page 14.

The board has not held management accountable, page 10

2. Please revise the statement that the CEO's annual salary increased "from $100,000 to an initial base salary of $175,000." In this regard, we note the disclosure on page 16 of the company's definitive proxy statement filed on August 3, 2016 that "[e]ffective May 1, 2014, Mr. Dhadphale began to receive an annual salary of $150,000, which equated to $100,000 for the last eight months of 2015."

Form of Proxy Card

3. Advise us whether or not the class of securities titled "Series B" has been registered under Section 12 of the Securities Exchange Act of 1934. To the extent such class is not so registered as the registrant's Form 10-K suggests, advise why information has been included in the proxy statement in a manner that implies the solicitation of such class is regulated under Section 14(a) and corresponding Regulation 14A. For example, please explain why the second proxy card includes a proposal for the Series B director nominee. Please also reconcile the apparent solicitation for a vote of the Series B nominee on the second proxy card with the proxy statement disclosures that "[you] do not expect to solicit proxies in connection with the election of the company's Series B director."

4. Refer to the statement that "RIVC recommends a vote against proposals 2 and 3." Please revise to ensure consistency with the disclosure on pages 5 and 15 that RIVC makes no recommendation on how to vote on the company's auditor ratification proposal.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants possess the facts relating to the disclosures, they are responsible for the accuracy and adequacy of the disclosures.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: F. Mark Reuter, Esq.